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CLIENT/MATTER NUMBER
114735-0101

December 12, 2018
Via EDGAR System
Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	EntrepreneurShares Series Trust (Investment Company Act File No. 811-22436)
Post-Effective Amendment No. 31 to Form N-1A Registration Statement
Filed September 28, 2018
Dear Ms. Karen Rosotto:
On behalf of our client, EntrepreneurShares Series Trust and its series, the ERShares Non-US Small Cap ETF (formerly known as the Entrepreneur Non US Small Cap Fund, and referred to herein as the "Fund"), we previously submitted a letter dated December 7, 2018 (the "Prior Letter"), which set forth the Fund's responses to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the above-referenced registration statement (the "Registration Statement").  The comments were provided by Karen Rosotto at rosottok@sec.gov, (202) 551-6779.  The numbered items in the Prior Letter summarized (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments were the Fund's responses.
This letter is being filed to submit the changes made in response to the comments in Item 2 of the Prior Letter.  Item 2 is restated below for your convenience.  Attached hereto are redlines showing all of the changes made to the Prospectus and Statement of Additional Information in response to the Staff's comments.
We also note that the Fund is filing a delaying amendment to the Registration Statement to delay its effectiveness to December 19, 2018.
If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Prospectus
2.  Please clarify and provide more detail regarding the Underlying Index:
•	Provide more detail on the pool of securities that make up the Index Universe.
•	Provide more detail on how the pool of securities that make up the Index Universe are narrowed down to go into the Underlying Index.
•	Describe how companies are compared to one another with regard to capitalization to determine if they go into the Underlying Index.
•	Describe the rule based set of criteria used for the Underlying Index.
•	Provide more detail on the six bases, criteria, for inclusion in the Underlying Index.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
December 12, 2018

•	Describe how components are weighted in the Underlying Index. Whether it is equal weighted, price weighted, fundamentally weighted, or another method.
•	Disclose the certain set characteristics of the corporate structure of companies that are included in the Underlying Index.
•	Please provide the white paper, index methodology, for the Underlying Index.
Response:  The Fund has revised this disclosure as requested.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer